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:OMMISSION
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10028080

ORT

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8 - 050894

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mosaic Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8777 N. Gainey Center Drive
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Richard Mason — (480) 443-9537
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **W. Richard Mason**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mosaic Funds Distributor, LLC**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ALYSSA B. JOHNSON
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
September 14, 2011

Signature

Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☒ (c) Consolidated Statement of Operations.
- ☒ (d) Consolidated Statement of Cash Flows.
- ☒ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Mosaic Funds Distributor, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Funds Distributor, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 9, 2010

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.

Mosaic Funds Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2009

Balance, December 31, 2008	$	56,141
Net income		593
Balance, December 31, 2009	**$**	**56,734**

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows from Operating Activities		
Net income	$	593
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(5,877)
Increase in accounts receivable		(2,511)
Increase in due to affiliates, net		52,415
Increase in accounts payable		180
Net cash provided by operating activities		44,800
Cash Flows from Investing Activities,		
Proceeds from sales of securities owned,		
Net cash provided by investing activities		19,778
Increase in cash		64,578
Cash:		
Beginning		23,719
Ending	$	88,297

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Operations
Year Ended December 31, 2009

Revenue:		
Dealer and underwriter concessions	$	83,785
Contract revenue		41,152
12b-1 fee revenue		1,399
Other income		389
		126,725
Expenses:		
Expenses allocated from affiliates		93,106
Regulatory fees and expenses		26,172
Operating expenses		6,854
		126,132
Net income	$	593

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	88,297
Prepaid expenses		18,521
Accounts receivable		2,511
Total assets	$	109,329

Liabilities and Member's Capital		
Liabilities		
Due to affiliates, net	$	52,415
Accounts payable		180
		52,595
Member's Capital		56,734
Total liabilities and member's capital	$	109,329

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Mosaic Funds Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997, and is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Madison Investment Advisors, Inc. (MIA). The Company's sole business activities are to serve as the marketing agent and distributor of the Madison Mosaic family of mutual funds, the MEMBERS Mutual Funds and the Ultra Series Fund.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale, and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Contract revenue represents amounts earned for services related to its marketing and distribution of mutual funds. Dealer and underwriter concessions are earned on the sale of Class A shares of the MEMBERS Mutual Funds. 12b-1 service fee commission is earned on shares held directly with the MEMBERS Mutual Funds. Contract revenue and 12b-1 service fee commissions are earned as such services are provided. Dealer and underwriter concessions are recorded on a trade-date basis as securities transactions occur.

Income taxes: As a wholly owned subsidiary of MIA, the Company is not subject to federal income tax, but may be subject to certain state taxes. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 9, 2010, the date the financial statements were issued.

Note 2. Significant Business Relationships and Related Party Transactions

The Company relies entirely on the operational support of MIA through Madison Mosaic, LLC (Madison Mosaic), a wholly owned subsidiary of MIA, and Madison Asset Management, LLC (MAM), whose voting shares are wholly owned by MIA, for its day-to-day staffing and operations. All persons associated with the Company are employees of MIA, Madison Mosaic or MAM and such firms share office space and supplies. The relationship between the Company, Madison Mosaic and MAM is documented in Services Agreements between the companies. Madison Mosaic's is dated January 29, 1998 and in a Distributor Services Compensation Agreement dated July 1, 2000. MAM's is documented in a Compensation and Reimbursement Agreement dated July 1, 2009 (collectively, the Service Agreements). The Service Agreements will terminate in the event Madison Mosaic or MIA ceases to serve as the investment advisor to the Madison Mosaic family of mutual funds or in the event Madison Asset Management ceases to serve as the investment advisor to the MEMBERS Mutual Funds or the Ultra Series Fund. The Company earned contract revenue from Madison Mosaic in the amount of $41,152 and was allocated $93,106 of expenses from Madison Mosaic and MAM for the year ended December 31, 2009. The due to affiliates balance on the statement of financial condition consists primarily of the net payable related to the amounts noted above.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $38,213, which was $33,213 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

Mosaic Funds Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2009

		Schedule I
Net Capital:		
Total member's capital	$	56,734
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		18,521
Net capital		38,213
Computation of basic net capital requirement, minimum net capital required		5,000
Excess net capital	$	33,213
Aggregate indebtedness	$	52,595
Ratio: Aggregate indebtedness to net capital		1.38 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2009.

Mosaic Funds Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2009 **Schedule II**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2009 **Schedule III**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Mosaic Funds Distributor, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 9, 2010

Mosaic Funds Distributor, LLC

Financial Report
December 31, 2009